

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 9, 2007

**UVia U.S. Mail and Fax (407) 971-8468**
Iurie Bordian
President
Emerging Media Holdings, Inc.
1809 East Broadway Street
Suite 175
Oviedo, FL 32765

      **RE:    Emerging Media Holdings, Inc.**
             **Form 10-SB for the period ended September 30, 2006**
             **Filed January 23, 2007**

             **File No. 0-52408**

Dear Mr. Bordian:

      We have reviewed the above filing and have the following comments. We have limited our review to only your financial statements and related disclosures. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*Form 10-SB*

Item 2. Plan of Operation

MD&A of Financial Condition and Results of Operation, pages 11-13

1.  Please provide a comparable discussion of the material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.  Refer to Item 303(b)(2) of Regulation S-B.

Results of Operations

Cost of Sales, page 11

2.  Discuss the nature of the more expensive services that you will need to purchase to produce "high qualified broadcasting" and describe the potential impact, if any, on your liquidity or capital resources.

Liquidity and Capital Resources, page 12

3.  Clarify whether "payments on investments" refers to the purchase of investments.  Disclose the nature of your investing activities.

4.  Discuss your cash requirements for the twelve months following the latest balance sheet in the filing.  Discuss the availability of your investments as a source of capital on a short term or long-term basis.  Also explain why there was no change in the market value of investments as disclosed in Note 2 at page F2-10.

Emerging Media Holdings, Inc

Financial Statements, page F-3

5.  Please revise the audited financial statements of Emerging Media Holdings to retroactively reflect the share exchange in July 2006 as a recapitalization of Cabavarum for all periods presented, as disclosed at page F-9.

Cabavarum S.R.L

Audit Report, page F2-1

6.  We note that your auditors are located in New Jersey.  It appears that all of the assets, liabilities, revenues and expenses of Cabavarum relate to operations located in the Republic of Moldova.  Please tell us how the audit of the operations in the Republic of Moldova,

including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Moldovan operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Republic of Moldova.

Variable Interest Entities, page F2-7

7. You disclose at page F2-7 that Mr. Cyril Lucinschi owned 100% of Cabavarum and 100% of Analitic Media Group prior to June 2006. At page 14 you disclose the number of shares owned by Chiril Luchinsky. Tell us whether these disclosures refer to the same individual and revise the filing, if necessary.

   If Mr. Lucinschi and Mr. Luchinsky are the same person, tell us how you determined the number of shares disclosed at page 14. Please reconcile this information to the disclosure at page F2-12 that 10,970,000 shares were issued by EMG to acquire Cabavarum, which is wholly owned by Mr. Lucinschi.

Emerging Media Holdings

Financial Statements for the period ending September 30, 2006

Consolidated Statements of Operations, page F3-2

8. Revise the statement of operations to include results for the nine months ended September 30, 2005. Refer to Item 310(b) of Regulation S-B.

9. We refer to the disclosure of the Basis of Presentation in Note 1 of the annual financial statements at page F2-7. In the interim financial statements, disclose the nature and amount of consideration issued to acquire the controlling interest in Analitic Media Group in June 2006 and how you accounted for the transaction.

10. Disclose that the share exchange with Cabavorum S.R.L in July 2006 is accounted for as a recapitalization of Cabavorum, as described at page F-9. Also describe how the recapitalization is reflected in the interim financial statements.

11. You disclose in Note 3, Subsequent Events, at page F-9 that you will report the acquisition as a "purchase of goodwill, with book values considered to be fair value." Tell us how this disclosure is consistent with accounting for the transaction as a recapitalization.

12. Tell us how you determined the number of shares of common stock outstanding for the periods presented in the statement of stockholders' equity at page F3-3. It is unclear how the number of shares reconciles to the following:

- The balance sheet for Emerging Media Holdings at page F-3 discloses 10,553,000 shares outstanding at the end of each period presented.
- 10,900,000 shares were issued during 2006 to stockholders of Cabavorum, as disclosed in Note 3 at page F-9.

You disclose in Note 7, Subsequent Events, at page F2-12 that stockholders of Cabavarum received 10,970,000 shares of EMH stock. In Note 3 at page F-9, you disclose that 10,900,000 shares were issued. Please revise the disclosures, or reconcile this apparent discrepancy.

\* \* \* \*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director